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17005984

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC

SEC FILE NUMBER
8-48501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TECKMEYER FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS TECKMEYER 402-331-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

GENERAL NOTARY - State of Nebraska
JOSEPH R. HEARN
My Comm. Exp. May 24, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, LLC (a Nebraska limited liability company), as of December 31, 2016, and the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of Teckmeyer Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teckmeyer Financial Services, LLC as of December 31, 2016, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, LLC's financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 22, 2017

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	155,346
Commissions receivable	90,593
Interest receivable	8
Prepaid expenses	29,421
Total current assets	275,368
FURNITURE AND EQUIPMENT	
Furniture and fixtures	54,355
Office equipment	17,995
Computer equipment	53,860
	126,210
Less accumulated depreciation	(101,958)
Net furniture and equipment	24,252
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	324,620

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	8,590
Salaries and commissions accrued	73,656
Payroll taxes accrued	5,144
Profit sharing accrued	5,000
Total current liabilities	92,390
MEMBERS' EQUITY	232,230
TOTAL LIABILITIES AND MEMBERS' EQUITY	324,620

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2016

REVENUES	
Commissions	25,528
Mutual fund fees	981,799
Asset management fees	423,092
Other revenue	71,533
Total revenues	1,501,952
EXPENSES	
Advertising	13,093
Auto expense	2,325
Commissions	730,952
Computer	22,307
Contract labor	2,975
Correspondent fees	21,498
Depreciation	7,528
Donations	4,080
Dues and subscriptions	3,190
Entertainment and travel	3,724
Insurance	70,057
Miscellaneous	5,314
Postage and printing	5,133
Professional fees	11,975
Promotions	6,629
Regulatory fees	18,400
Rent	53,592
Repairs and maintenance	13,744
Retirement plan	16,376
Salaries	286,854
Supplies	4,259
Taxes	42,220
Telephone	14,352
Total expenses	1,360,577
INCOME FROM OPERATIONS	141,375
OTHER INCOME	
Interest income	280
NET INCOME	141,655

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2016

MEMBERS' EQUITY, beginning	230,575
Net income	141,655
Distributions	(140,000)
MEMBERS' EQUITY, ending	232,230

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	1,430,732
Other income received	71,533
Interest received	276
Cash provided by operating activities	1,502,541
Cash paid for salaries and commissions	998,924
Cash paid for operating expenses	333,050
Cash disbursed for operating activities	1,331,974
Net cash provided by operating activities	170,567
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(6,807)
Net cash used in investing activities	(6,807)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(140,000)
Net cash used in financing activities	(140,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,760
CASH AND CASH EQUIVALENTS, beginning of year	131,586
CASH AND CASH EQUIVALENTS, end of year	155,346

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2016

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

Net income	141,655
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,528
(Increase) decrease in:	
Commissions receivable	313
Interest receivable	(4)
Prepaid expenses	(2,081)
Increase (decrease) in:	
Accounts payable	122
Salaries and commissions accrued	18,882
Payroll taxes accrued	(848)
Profit sharing accrued	5,000
Total adjustments	28,912
Net cash provided by operating activities	170,567

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2016

SUBORDINATED LIABILITIES, DECEMBER 31, 2015	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2016	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the State of Nebraska. The period of duration or life of the Company is thirty years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly, but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year-end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 to 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual members' personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company utilizes the provisions of FASB ASC 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position. The Company's U.S. federal, state, and local income tax returns for 2013 and after are subject to examination by the tax authorities.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $13,093 for the year ended December 31, 2016.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2016, was deemed immaterial and not accrued.

NOTE 2. LEASES

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,466. The total rent expense for the above agreement for the year ended December 31, 2016, was $53,592.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k) salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $16,376 for the year ended December 31, 2016.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $140,891, which was $90,891 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .6558 to 1 as of December 31, 2016.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. SUBSEQUENT EVENTS

In preparing the financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 22, 2017, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2016

AGGREGATE INDEBTEDNESS		
Total liabilities		92,390
NET CAPITAL		
Total members' equity		232,230
Less nonallowable assets and deductions:		
Other receivables	34,641	
Prepaid expenses	29,421	
Furniture and equipment, net	24,252	
		88,314
Net capital before haircuts on securities positions		143,916
Haircuts on securities		3,025
Total net capital		140,891
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		50,000
Net capital exceeding requirements		90,891
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		65.58%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2016

Aggregate indebtedness per audit report	92,390
Aggregate indebtedness per FOCUS report	92,390
Difference	- 0 -
Net capital per audit	140,891
Net capital per FOCUS report	140,891
Difference	- 0 -

SCHEDULE III

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2016

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2016

Teckmeyer Financial Services, L.L.C. is exempt from rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Teckmeyer Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, LLC stated that Teckmeyer Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 22, 2017

TECKMEYER FINANCIAL SERVICES LLC[SM]
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Teckmeyer Financial Services

I, Thomas Teckmeyer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer
Thomas N. Teckmeyer
President

2/22/2017

11104 John Galt Blvd. ▪ Omaha, NE 68137 ▪ (402) 331-8600 ▪ Fax (402) 331-1866 ▪ (800) 905-7526 ▪ www.TeckmeyerFinancial.com